Exhibit 11.1

	Computation of Earnings Per Share

	For the year ended December 31,			For the nine months ended September 30,

	2000	2001	2002	2002	2003

	(in thousands, except share and per share data)

Net income	$504,890	$498,983	$274,140	$242,688	$155,059

Weighted average ordinary shares outstanding	166,666,755	166,666,755	164,893,283	165,826,048	160,382,120
Ordinary share equivalents:
Dilutive effect of share options outstanding	—	*	—	—	—

Weighted average ordinary shares outstanding	166,666,755	166,666,755	164,893,283	165,826,048	160,382,120

Basic and diluted net income per ordinary share	$3.03	$2.99	$1.66	$1.46	$0.97

*The dilutive effect of share options outstanding during the year ended December 31, 2001 was not material.